Seward & Kissel llp ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

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September 9, 2022

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549
Re:	Diana Shipping Inc. Registration Statement on Form F-3 Filed September 9, 2022 File No. 333-266999
Dear Ms. Barberena-Meissner,
This letter sets forth the response of Diana Shipping Inc. (the “Company”) to the comment letter dated September 8, 2022 (the “Comment Letter”) of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s registration statement on Form F-3 (the “Registration Statement”) filed on August 19, 2022 via EDGAR. The Company is today submitting via EDGAR this letter together with its amended exhibits-only filing Form F-3, which responds to the Staff’s comment contained in the Comment Letter.
On behalf of the Company, we respond to the Staff’s comments contained in the Comment Letter as set forth below. Any capitalized terms used herein but not defined shall have the meaning ascribed to them in the Registration Statement.
Registration Statement on Form F-3
Exhibits
1.
We note your disclosure that on August 10, 2022, you entered into an agreement with Sea Trade Holdings Inc. to acquire nine dry bulk vessels for an aggregate purchase price of $330 million, consisting of $220 million in cash and an aggregate of 18,487,395 of your common shares underlying warrants that you issued to Sea Trade on August 17, 2022 and are exercisable upon the delivery of the vessels. We also note you disclose this registration statement is being filed to register the resale of the shares underlying these warrants pursuant to a registration rights agreement you also entered into with Sea Trade. Please file the registration rights agreement, or tell us why you believe you are not required to do so. Refer to Item 601(b) of Regulation S-K.

U.S. Securities and Exchange Commission
September 9, 2022

In response to the Staff’s comment, the Company has resubmitted an exhibits-only filing of the Registration Statement that includes the registration rights agreement filed as an exhibit.
If you have any questions or comments concerning the enclosed, please feel free to contact the undersigned at (212) 574-1265 (horton@sewkis.com), or Jenny Elberg at (212) 574-1657 (elberg@sewkis.com).
Sincerely, /s/ Edward S. Horton Edward S. Horton, Esq.